UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc. (Registrant)
Date October 29, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Consolidated Financial Statements
(Expressed in Canadian dollars)
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	i

Consolidated Balance Sheets June 30, 2008 and 2007	1

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2008, 2007 and 2006 and the Period from incorporation on July 20, 1997 to June 30, 2008	2

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2008, 2007 and 2006	3

Consolidated Statements of Cash Flows for the years ended June 30, 2008, 2007 and 2006 and the Period from incorporation on July 20, 1997 to June 30, 2008	4

Notes to Consolidated Financial Statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
InNexus Biotechnology, Inc.
Scottsdale, Arizona
We have audited the accompanying balance sheet of InNexus Biotechnology, Inc. as of June 30, 2008, and the related statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of InNexus Biotechnology, Inc. for the year ended June 30, 2007, were audited by other auditors whose report, dated October 19, 2007, on those financial statements included an explanatory paragraph that expressed substantial doubt about the Company’s ability to continue as a going concern.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InNexus Biotechnology, Inc. as of June 30, 2008 and the results of its operations and its cash flows for the years then ended, in conformity with Canadian generally accepted accounting principles.
We have also audited the combination in the statements of operations, cash flows, and shareholders’ equity of the amounts as presented for the years ending June 30, 2008 with the amounts for the corresponding statements for the period from inception (July 20, 1997) through June 30, 2007. In our opinion the amounts have been properly combined for the period from inception (July 20, 1997) through June 30, 2008.
We were not engaged to examine management’s assertion about the effectiveness of InNexus Biotechnology, Inc.’s internal control over financial reporting as of June 30, 2008 included in the accompanying management’s annual report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited revenue and has incurred substantial losses from operations and is in the development stage. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
/s/ HEIN & ASSOCIATES LLP
HEIN & ASSOCIATES LLP
Denver, Colorado
October 22, 2008

i

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,	June 30,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$3,121,819	$2,860,551
Cash committed for drug development (notes 7(a) and 8(a))	—	2,546,502
Cash held in trust	461,188	—
Accounts receivable		—
Prepaid expenses and other	162,269	178,480

Total current assets	3,745,276	5,585,533

Property and equipment, net (note 3)	2,383,106	1,710,066

Technology rights, net (note 4)	78,119	193,431

TOTAL ASSETS	$6,206,501	$7,489,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts Payable	$318,503	$465,146
Accrued Liabilities	617,068	91,931
Dividend payable (note 7(c))	603,541	359,087
Interest accrued on debt portion of preferred shares (note 8(c))	424	27

Total current liabilities	1,539,536	916,191

Commitment for drug development (note 7(a))	—	1,492,142

Shareholders’equity:
Common shares, no par, unlimited shares authorized, 69,621,116 issued and outstanding (June 30, 2007 - 52,098,253) (note 8(a))	14,532,157	11,973,466
Preferred shares — exchangeable, no par, 6,917,188 shares authorized 2,258,594 issued and outstanding (June 30, 2007 - 2,758,594) (note 8(b))	60,286	186,748
Preferred shares — series A convertible, no par, 27,500 shares authorized, 22,565 issued and outstanding (note 8(c))	1	1
Contributed surplus	8,523,406	5,481,725
Deficit accumulated during the development stage	(18,448,885)	(12,561,243)

Total shareholders’ equity	4,666,965	5,080,697

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,206,501	$7,489,030

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet” JEFF MORHET	Director	“Wade Brooksby” WADE BROOKSBY	Director

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2008	2007	2006	2008

Revenues
License fees	$—	$15,274	$—	$281,940
Other	1,010	—	—	1,010

Total revenues	1,010	15,274	—	282,950

Operating expenses (note 11)
Reimbursements received for development commitment (note 7(a))	(2,709,988)	(638,727)	—	(3,322,653)
Research and development	3,813,259	1,361,628	308,969	6,611,293
Research and development — related party (note 6)	—	766,912	583,579	2,076,735
General and administrative	4,511,284	3,335,559	1,653,962	12,358,345
General and administrative — related party (note 6)	98,685	322,510	261,387	826,883

Total operating expense	5,713,240	5,147,882	2,807,897	18,550,603

Operating loss	(5,712,230)	(5,132,608)	(2,807,897)	(18,267,653)

Other income (expense):
Interest income	77,248	159,431	46,359	289,133
Interest expense (note 8(c))	(252,660)	(198,833)	(171,337)	(622,830)
Gain (loss) on sale of investments	—	—	—	47,128

Total other expense	(175,412)	(39,402)	(124,978)	(286,569)

Net loss and comprehensive loss	$(5,887,642)	$(5,172,010)	$(2,932,875)	$(18,554,222)

Basic and diluted loss per share (note 9)	(0.11)	(0.13)	(0.12)

Weighted average number of common shares outstanding (note 9)	55,258,560	43,942,846	25,014,609
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

			Preferred shares		Preferred shares			Deficit accumulated
	Common shares		exchangeable		series A convertible		Contributed	during the
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	development stage
BALANCES, June 30, 2005	22,431,239	$3,983,893	6,917,188	$468,276	—	$—	$571,545	$(4,456,358)

Issuance for private placement, net of issuance costs (note 8(a))	2,020,000	458,543	—	—		—		—
Issuance for private placement, net of issuance costs (note 8(c))	—	—	—	—	25,000	—	1,214,278	—
Issuance for conversion of bridge loan, net of issuance costs (note 8(c))	—	—	—	—	2,500	—	1,214,277	—
Allocation of preferred shares — series A to preferred debt (note 8(c))	—	—	—	—	—	1	(1)	—
Exercise of stock options (note 8(d))	30,000	7,500	—	—	—	—	—	—
Exercise of stock warrants (note 8(e))	1,400,000	378,000	—	—	—	—	—	—
Stock-based compensation (note 8(d))	—	—	—	—	—	—	222,044	—
Net Loss	—	—	—	—	—	—	—	(2,932,875)

BALANCES, June 30, 2006	25,881,239	4,827,936	6,917,188	468,276	27,500	1	3,222,143	(7,389,233)

Conversion of Series A — convertible preferred shares (note 8(c))	1,974,000	435,815	—	—	(4,935)	—	(435,815)	—
Issuance of convertible prepaid warrants, net of issuance costs (note 8(e))	—	—	—	—	—	—	5,117,856	—
Exercise of convertible prepaid warrants, (note 8(a))	10,432,105	3,297,293	—	—	—	—	(3,297,293)
Exercise of stock options (note 8(d))	1,306,664	426,000	—	—	—	—	—	—
Exercise of preferred shares — exchangeable	4,158,594	281,528	(4,158,594)	(281,528)	—	—	—	—
Exercise of stock warrants (note 8(e))	6,741,953	1,101,640	—	—	—	—	—	—
Issued for contract services	10,000	6,000	—	—	—	—	—	—
Issued for fixed assets (note 3)	496,808	531,584	—	—	—	—	168,942	—
Issued for contract agreement (note 8(a))	1,096,890	1,065,670	—	—	—	—	—	—
Stock-based compensation (note 8(d))	—	—	—	—	—	—	705,918	—
Net Loss	—	—	—	—	—	—	—	(5,172,010)
Preferred shares — series A debt accretion (note 8(c))	—	—	—	—	—	—	(26)	—

BALANCES, June 30, 2007	52,098,253	11,973,466	2,758,594	186,748	22,565	1	5,481,725	(12,561,243)

Issuance of common shares and stock warrants to CEO, net of issuance costs	1,136,363	168,289	—	—	—	—	76,624	—
Conversion of Preferred Shares — Exchangeable	500,000	126,462	(500,000)	(126,462)	—	—	—	—
Preferred shares — series A debt accretion (note 8(c))	—	—	—	—	—	—	(397)	—
Issuance of common shares, prepaid stock warrants, and stock warrants, net of issuance costs	15,720,000	2,149,940	—	—	—	—	2,066,968	—
Exercise of stock options	166,500	114,000					(64,050)
Stock-based compensation (note 8(d))	—	—	—	—	—	—	962,536
Net Loss	—	—	—	—	—	—	—	(5,887,642)

BALANCES, June 30, 2008	69,621,116	$14,532,157	2,258,594	$60,286	22,565	$1	$8,523,406	$(18,448,885)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2008	2007	2006	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(5,887,642)	$(5,172,010)	$(2,932,875)	$(18,448,885)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	501,753	273,940	187,645	1,141,522
Accrued interest preferred shares — series A	244,454	198,758	160,329	698,841
Stock based compensation	917,527	705,918	211,036	2,316,026
Unrealized foreign exchange loss	—	—	—	12,470
Shares received for license fees	—	—	—	(266,666)
Common stock for contract services	—	6,000	—	6,000
Interest accretion on convertible bridge loan	—	—	11,008	11,008
Gain on assets	—	—	—	(47,128)
Financing costs by issuance of warrants	—	—	—	90,000
Changes in non-cash operating working capital:
Accounts receivable	(43,628)	7,500	(7,500)	(152,031)
Prepaids and other assets	(401,349)	(56,436)	(102,062)	(458,465)
Accounts payable and accrued liabilities	85,019	481,084	13,399	290,008
Commitment for drug development	(3,861,239)	1,492,142	—	(2,369,097)

Net cash used in operating activities	(8,445,105)	(2,063,104)	(2,459,020)	(17,176,397)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash restricted for drug development	2,546,502	(2,546,502)	—	—
Proceeds on sale of investment	—	—	—	314,378
Purchase of equipment	(1,174,125)	(834,419)	(252,786)	(2,438,700)
Proceeds from royalty contract	2,528,750			2,528,750
Technology rights	—	—	—	(139,939)

Net cash provided by (used in) investing activities	3,901,127	(3,380,921)	(252,786)	264,489

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	—	—	20,932	300,479
Notes payable	—	—	(80,770)	574,242
Proceeds from option exercise	49,950	426,000	7,500	483,450
Proceeds from equity financing	5,180,000	7,602,635	3,633,000	19,953,865
Issuance costs	(424,704)	(317,469)	(367,901)	(1,278,309)

Net cash provided by financing activities	4,805,246	7,711,166	3,212,761	20,033,727

Increase in cash and cash equivalents	261,268	2,267,141	500,955	3,121,819

Cash and cash equivalents, beginning of period	2,860,551	593,410	92,455	—

Cash and cash equivalents, end of period	$3,121,819	$2,860,551	$593,410	$3,121,819

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2008	2007	2006	2008

Supplementary information
Interest paid	$—	$—	$—	$—
Taxes paid	—	—	—	—
Non-cash investing and financing activities:
Capitalized compensation	45,009	—	—	45,009
Shares issued for property and equipment	—	531,584	—	531,584
Warrants issued for property and equipment	—	168,942	—	168,942
Shares issued upon exercise of stock options	64,050	—	—	64,050
Issuance costs in accounts payable	293,475	—	—	293,475
Shares isssued upon exchange or conversion of preferred shares	126,462	717,343	—	843,805
Shares issued upon exchange of prepaid warrants	—	3,297,293	—	3,297,293
Warrants for issuance costs	146,186	56,149	—	202,335
Shares issued on conversion of bridge loan	—	—	250,000	250,000
Shares issued for business combination, net of cash acquired	—	—	—	220,098
Shares issued in settlement of debts	—	—	—	409,957
Shares issued for technology rights	—	—	—	275,000
Technology rights acquired with future debt payments	—	—	—	161,620
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
1.	Going concern:
InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.
2.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.

Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus’ transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI’s incorporation on July 20, 1997 to June 30, 2003 reflect IXI’s results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
2.	Significant accounting policies (continued):
(b)	Development stage enterprise:

The accompanying consolidated financial statements have been prepared in accordance with the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (AcG-11) Enterprises in the Development Stage.

(c)	Cash and cash equivalents:

Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to specific research activities in existence at the time of the restriction. Cash held in trust represents funds of the Company which are disbursed upon final closing of legal processes such as private placement agreements. Periodically, the Company’s cash balances may be in excess of federally insured limits. At June 30, 2008, the Company’s cash and cash equivalent balances included US$2,786,574 in United States dollars.

(d)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Rate

Laboratory equipment	five years
Computer hardware and software	three years
Office equipment	five years
Leasehold improvements	ten years
Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

(e)	Technology rights:

Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
2.	Significant accounting policies (continued):
(e)	Technology rights (continued):

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(f)	Impairment or disposal of long-lived assets:

The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.

(g)	Development contract:

During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped product (note 7(a)). The contract carries milestones which, if achieved, will trigger additional proceeds. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. The Company accounts for the contract under the guidance set forth in Statement of Financial Accounting Standard No. 68 “Research and Development Agreements” (“SFAS 68”), since performance under the contract depends solely on the results of the development having future economic benefit. As a result, the Company has recognized deferred proceeds as a commitment for drug development on the balance sheet and applies costs incurred for applicable development costs. At the time the Company can establish precedence for the use of this type of contract as a recurring operating activity, deferred proceeds may be recognized as revenue in accordance with contractual reporting standards.

(h)	Financial instruments:

The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses and contractual commitments approximate fair value due to the short maturity of these instruments.

(i)	Revenue recognition:

Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other party.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
2.	Significant accounting policies (continued):
(j)	Stock-based compensation:

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are remeasured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.

(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. A valuation allowance is provided if it is more likely than not that some or all of the future tax asset will not be realized.

(l)	Comprehensive income:

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

(m)	Net loss per common share:

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
2.	Significant accounting policies (continued):
(n)	Foreign currency translation:

The Company’s functional currency is the United States dollar. Reported balances for financial reporting have been translated into Canadian dollars using a convenience translation adjustment at the exchange rate as reported by the Bank of Canada as of the date of the most recent balance sheet.

(o)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.

(p)	Reclassifications:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net loss, loss per share or cash flows.

(q)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. InNexus will be required to report interim and annual financial statements relating to fiscal periods beginning on July 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(r)	Recent Accounting Pronouncements:

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
2.	Significant accounting policies (continued):
(r)	Recent Accounting Pronouncements (continued):

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008.

CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, replace Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements. These standards are effective for the Company for interim and annual financial statements beginning July 1, 2008.

CICA Handbook Section 1400, General Standards of Financial Statement Presentation was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning July 1, 2008.

CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
3.	Property and equipment:

Equipment consists of the following at June 30:

	2008	2007
Laboratory equipment	$2,028,472	$1,004,972
Computer hardware and software	154,772	86,635
Office equipment	223,054	135,433
Leasehold improvements	734,535	739,669

	3,140,833	1,966,709

Accumulated amortization	(757,727)	(256,643)

Total equipment, net	$2,383,106	$1,710,066

For the years ended June 30, 2008, 2007 and 2006, the Company recorded $501,084, $158,630, and $72,333 of amortization expense related to property and equipment.

In March 2007, the Company fulfilled an obligation for leasehold improvements in the amount of $700,526 by issuing 496,808 common shares valued at $531,584 and 322,925 warrants valued at $168,942. Each warrant will entitle the holder to purchase one common share of the Company for $1.17 for a period of 2 years from the date of issue. The common shares were valued at the stock price on the date of issuance and the warrants were valued based on the residual amount of the obligation.

4.	Technology rights:

Technology rights consist of the following at June 30:

	2008	2007
DXL™ rights	$254,076	$254,076
1F7 rights	10,000	10,000
additional antibodies	312,482	312,482

	576,558	576,558

Accumulated amortization	(498,439)	(383,127)

Technology rights, net	$78,119	$193,431

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
4.	Technology rights (continued):

Estimated aggregate amortization expense for technology rights for subsequent years is as follows:

2009	$62,496
2010	15,623

Total	$78,119

For each of the years ended June 30, 2008, 2007 and 2006, the Company recorded $115,312 of amortization expense related to technology rights.

In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.

5.	Accounts payable and accrued liabilities:

The Company’s accounts payable and accrued liabilities balances at June 30, 2008 and 2007 included amounts of US$308,866 and US$281,908, respectively, payable in United States dollars.

6.	Related parties:

Consulting expenses of $98,685, $322,510, and $261,387 were recognized by the Company for management services provided by related parties during the years ended June 30, 2008, 2007 and 2006, respectively.

A significant amount of the Company’s technology rights were acquired from the founding scientist whose spouse, upon acquisition, served as a board member of the Company through December 31, 2006. During the six months from July 1, 2006 through December 31, 2006, $485,132 for consulting fees and other services was paid to these related parties.

7.	Commitments and contingent liabilities:
(a)	Development commitments:

On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to potential future revenues for DXL™ products to be developed with the Company’s technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. The sales entitle Royalty Pharma to 50% of the revenues of DXL™ products developed from each of the selected antibodies.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
7.	Commitments and contingent liabilities (continued):
(a)	Development commitments (continued):

Sale proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.

The Company received US$2,000,000 in June 2007 for the sale rights to the first antibody product and US$2,500,000 in February 2008 for the second. All proceeds were restricted until spent on research and development activities and were reported as a commitment for drug development on the balance sheet. In February 2008, InNexus met accounting criteria for capitalization of its first antibody, DXL625, and began capitalization of unreimbursed development expenses in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets. For the year ended June 30, 2008, all capitalizable development costs were reimbursed from the Royalty Pharma; thus, no capitalized development costs were recognized at June 30, 2008.

Development costs under the contract during the years ending June 30, 2008 and 2007 included expenses of $2,735,530 and $180,174, respectively, reimbursed capitalized development costs of $1,310,905 and nil, respectively and capitalized equipment costs of $918,437 and $458,553, respectively.

In March 2008 at the annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of June 30, 2008, no additional proceeds had been received, and no additional compensation was owed.

Technology rights:

In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of June 30, 2008, no such royalties had become payable by the Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
7.	Commitments and contingent liabilities (continued):
(b)	Leases:

The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under non-cancelable operating leases as of June 30, 2008 are as follows:

US$

2009	$670,824
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,534,298

Gross expenses incurred under operating leases were (CAN$) $724,229, $614,086 and $5,000 for the years ended June 30, 2008, 2007 and 2006, respectively. For the year ended June 30, 2008, the Company netted $79,275 of sub-lease income against gross rent expense.

(c)	Contingent liabilities:

From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks.

Subject to the uncertainty inherent in all litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.

8.	Share capital:
(a)	Common shares:

At June 30, 2008, 1,473,160 common shares remain in escrow in accordance with terms of their June 2003 issuance. All common shares in escrow are scheduled to be released during the year ended June 30, 2009.

As of June 30, 2008, 2,258,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(a)	Common shares (continued):

In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.

In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%
In June 2007, as part of an agreement for the sale of future revenue rights (Note 7(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(a)	Common shares (continued):

In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 8(e)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. As of June 30, 2008, 10,432,105 of the 12,078,500 prepaid warrants were converted into common shares.

In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant entitled the holder to purchase one common share for $0.30 until expiry in September 2006. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.

(b)	Exchangeable preferred shares:

Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.

At June 30, 2008, 1,175,156 exchangeable preferred shares remain in escrow in accordance with terms of their June 2003 issuance. All shares in escrow are scheduled to be released during the year ended June 30, 2009.

(c)	Series A convertible preferred shares:

In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants

Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the years ended June 30, 2008, 2007 and 2006 $244,379, $198,833 and $160,329 of dividends, respectively, were accrued.

Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(c)	Series A convertible preferred shares (continued):

Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through June 30, 2008, no redemptions have occurred.

The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At June 30, 2008, 2007 and 2006 the allocation of the shares’ value to the debt component was $424, $27 and $1, respectively, as reported in current liabilities.

The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%

Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.

(d)	Stock options:

At June 30, 2008, InNexus Biotechnology Inc. has a stock option plan which is described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Year ended June 30,
	2008	2007	2006

Total cost of stock options during the year	$917,523	$705,918	$211,036

Amounts charged against income, before income tax benefit	$917,523	$705,918	$211,036

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(d)	Stock options (continued):

InNexus Biotechnology Inc.’s Stock Option Plan (the “Plan”) was approved by the shareholders on December 20, 2005 and last amended by the shareholders on March 17, 2008. The plan permits the grant of common share options for up to 10,746,923 shares of common stock. Stock option awards are granted with an exercise price at or above the market price of Innexus’ shares at the date of grant. All option grants have a graded vesting schedule whereby each grant vests ratably over an eighteen month period. Certain share options provide for accelerated vesting if there is a change in control (as defined in the Plan).

The fair value of each share option award is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Because fair value pricing models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of InNexus’ shares and other factors such as expected changes in volatility arising from planned changes in InNexus’ business operations.

InNexus uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes option pricing model; groups of Plan participants (employees and non-employees) that have similar historical behavior are considered separately for valuation purposes. The expected term of share options granted is estimated as the average midpoint between vesting dates and expiration dates for the grant; it represents the estimated period of time that the options are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Government of Canada marketable bonds with an average yield of the expected lives of the options as reported by the Bank of Canada.

	Year ended June 30,
	2008	2007	2006

Expected volatility	90 - 116%	75 - 83%	72 - 78%

Weighted-average volatility	99%	75%	76%

Expected dividends	—	—	—

Expected term (in years)	1.4 - 2.9 years	2 - 5 years	2 - 5 years

Risk-free rate	2.85 - 4.57%	3.89 - 4.60%	3.93 - 4.43%

Expected forfeiture rate	6 - 11%	—	—

Weighted-average issuance fair value	$0.13	$0.17	$0.31

Total Intrinsic value of options exercised	—	$114,700	$5,700

Total fair value of warrants vested	$1,667,890	$705,354	$230,288

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(d)	Stock options (continued):

A summary of share option activity under the Plan as of June 30, 2008 and changes during the year then ended is presented below:

			Weighted-
		Weighted-	average
		average	Remaining
	Number of	Exercise Price	Contractual	Aggregate
	Options	($)	Term (Years)	Intrinsic Value

Outstanding at July 1, 2007	4,586,079	$0.52	3.09	—

Granted	4,737,430	$0.26	4.32	—

Exercised	(166,500)	$0.30	—	—

Forfeited	(1,370,000)	$0.38	2.07	46,100

Expired	(213,500)	$0.35	—	—

Outstanding at June 30, 2008	7,573,509	$0.39	3.38	—

Exercisable at June 30, 2008	4,032,143	$0.49	2.88	—
A summary of the status of InNexus’ non-vested stock options as of June 30, 2008, and changes during the year then ended is as follows:

		Weighted-average
		Grant Date Fair
	Number of Options	Value ($)

Nonvested at July 1, 2007	2,304,465	$0.31

Granted	4,737,430	$0.13

Vested	(3,373,862)	$0.24

Forfeited	(126,667)	$0.07

Nonvested at June 30, 2008	3,541,366	$0.13
As of June 30, 2008, there was $428,924 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.4 years.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(e)	Share purchase warrants:

For the year ended June 30, 2008:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2007	Granted	Exercised	forfeited	June 30, 2008

September 6, 2007	0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008*	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	—	1,136,363	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	—	1,320,200	—	—	1,320,200
June 17, 2013	0.35	—	19,720,000	—	—	19,720,000
None	0.00	1,646,395	4,000,000	—	—	5,646,395

		16,361,415	26,176,563	—	(1,605,000)	40,932,978

For the year ended June 30, 2007:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2006	Granted	Exercised	forfeited	June 30, 2007

November 2, 2006	$0.45	193,000	—	(193,000)	—	—
March 21, 2007	0.45	51,000	—	(51,000)	—	—
September 6, 2007	0.30	2,020,000	—	(415,000)	—	1,605,000
August 10, 2008	0.50	—	177,778	—	—	177,778
August 25, 2008*	0.50	—	7,851,025	(1,484,708)	—	6,366,317
March 15, 2009	1.17	—	322,925	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
October 7, 2010	0.25	11,000,000	—	(5,717,000)	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
None	0.00	—	12,078,500	(10,432,105)	—	1,646,395

		14,224,000	20,430,228	(18,292,813)	—	16,361,415

*	65% warrants must be remitted in sufficient numbers to allow issuance of common shares at their 100% equivalent units. All warrants reported are reported as 100% equivalent units.
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
8.	Share capital (continued):
(e)	Share purchase warrants (continued):

The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).

In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).

Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
9.	Net loss per share:

Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, options and convertible preferred shares representing 10,550,972, 19,685,719 and 33,855,875 incremental shares for the years ending June 30, 2008, 2007 and 2006, respectively, have been excluded from the computation of diluted loss per share as they are antidilutive due to the losses generated. In fiscal 2008, 2007 and 2006, net loss available for common shareholders has been increased by $603,541, $359,087 and $160,329, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
10.	Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

(a)	The significant components of the Company’s future income tax assets and liabilities at June 30, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets:
Equipment and other assets	$57,498	$137,208
Share issue costs	377,587	161,497
Losses carried forward:
Canada	3,192,884	2,037,901
United States	—	—

Total future income tax assets	3,627,969	2,336,606

Valuation allowance	(3,627,969)	(2,336,606)

Future income tax assets, net of allowance	$—	$—

(b)
Income tax expense (recovery) before valuation allowances differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 30.32% (2007 and 2006 — 30.50%) to loss before income taxes. The difference results from the following:

	Year ended June 30,
	2008	2007	2006

Expected income tax (recovery)	$(1,785,133)	$(1,577,463)	$(894,527)
Difference resulting from:
Amortization	(2,176)	83,552	57,232
Non-deductible meals and entertainment	11,501	6,883	5,453
Stock based compensation	287,841	215,305	64,366
True-up of net operating loss carryforward and other	291,775	—	—
Share issuance costs	(95,171)	(63,272)	(43,907)

Future income taxes (recovery)	$(1,291,363)	$(1,334,995)	$(811,383)

(c)	The Company has the following approximate unused tax deductions available as at December 31, 2008:

Cumulative eligible capital	$841
Canadian development expense	70,000
Canadian exploration expense	46,708
Canadian oil and gas property expense	79,263
Undepreciated capital costs	(7,175)
Share issue costs	1,245,341

Future income taxes (recovery)	$1,434,978

At June 30, 2008, the Company has available losses for tax purposes in Canada of approximately $10,530,620 which may be applied to reduce taxable income until 2028.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
11. Operating expenses:
The Company’s operating expenses consist of the following:

	Year ended June 30,
	2008	2007	2006
Research and development:
Compensation	$815,957	$146,395	$—
Benefits and payroll taxes	200,083	25,445	15,508
Amortization expense	344,843	87,036	62,837
Communications	21,468	—	—
Conferences and employee training	47,290	71,276	83,280
Consulting fees	476,127	512,351	108,544
Stock based compensation	395,226	189,838	11,161
Scientific advisory board	113,660	—	—
Director fees	35,869	—	—
Legal and accounting	156,560	—	—
Office and general expense	117,014	12,598	—
Insurance	14,980	—	—
Marketing	57,540	—	—
Rent	362,049	147,355	—
Research Supplies	324,624	118,120	14,476
Travel	329,969	51,214	13,163

Total research and development	3,813,259	1,361,628	308,969

Research and development — related party
Compensation	—	29,272	—
Benefits and payroll taxes	—	1,842	—
Consulting fees	—	673,658	566,527
Stock based compensation	—	62,140	17,052

Total research and development — related party	—	766,912	583,579

General and administrative
Compensation	863,122	107,966	—
Benefits and payroll taxes	190,928	78,947	39,881
Amortization expense	156,910	186,904	124,808
Communications	29,613	99,242	83,143
Conferences and employee training	142,563	—	—
Consulting fees	529,044	533,610	256,230
Stock based compensation	448,438	328,920	150,102
Director fees	255,030	70,257	—
Finance charges	4,359	7,015	5,278
Foreign currency translation	175,969	112,988	86,829
Insurance	109,045	59,641	—
Legal and accounting	846,707	716,845	357,359
Marketing and promotion	152,061	79,616	201,314
Office and general	158,931	213,402	55,994
Publications and research	3,049	4,290	1,169
Rent	256,982	466,731	5,000
Transfer, license and fees	11,174	9,108	43,356
Travel	177,359	260,077	243,499

Total general and administrative:	4,511,284	3,335,559	1,653,962

General and administrative — related party
Benefits and payroll taxes	—	197,490	204,882
Consulting fees	24,826	—	23,784
Stock based compensation	73,859	125,020	32,721

Total general and administrative — related party	98,685	322,510	261,387

Total operating expenses	$8,423,228	$5,786,609	$2,807,897

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
12. Subsequent events:
On July 15, 2008, the Company’s Board of Directors approved the grant of 540,000 incentive common stock options to management at a price of $0.14 each for a term of five years. On September 30, 2008, the Company’s Board of Directors approved the grant of 280,000 incentive common stock options to scientific and research laboratory persons at a price of $0.12 each for a term of five years. The options vest over eighteen months. Concurrently, an equal number of the Company’s unissued common shares were allocated for the exercise of the options.
13. Development Stage Products:
The Company has commenced multiple projects, all of which are related to the commercialization of our DXL™ technology for improving the therapeutic potency of existing monoclonal antibody products. DXL625, DXL702, DXL1218 and current development efforts related to specific products. DXLdiagnostics is an improved antibody-based diagnostics test and our DXLmouse will facilitate in vivo recombinant production techniques of our DXL™ antibodies.
Project totals to date as of June 30, 2008:

	DXL625	DXL702

Capitalized costs	$1,310,905	$—

Contractual reimbursements of development expenses	$(1,310,905)	$—

	$—	$—

Development expenses	$1,788,486	$1,127,218

Contractual reimbursements of development expenses	$(1,788,486)	$(1,127,218)

Development expenses recognized in income	$—	$—

Revenues	$—	$—

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles:
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as measurement principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:
(a)	Technology rights:
Under Canadian generally accepted accounting principles (“Canadian GAAP”), development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, are deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles (“US GAAP”), development costs and acquisitions that reflect in-process research and development are charged to expense when incurred. In the Company’s case, the technology rights acquired in fiscal 2005 would be considered in-process research and development and accordingly would be charged to expense in 2005 for US GAAP purposes. In February 2008, the Company met capitalization criteria for its DXL625 drug development product and began capitalization of associated costs; the DXL625 costs capitalized during the year ended June 30, 2008 were subject to reimbursement under a development agreement (note 6(a)) and as a result no net capitalized costs were recognized on the balance sheet.
(b)	Stock-based compensation:
On July 1, 2004, the Company elected to prospectively adopt Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to SFAS 123 Accounting for Stock-Based Compensation for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method.
On July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation will be recognized based upon the grant date fair value determined under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation. Accordingly, prior period amounts have not been restated.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(b)	Stock-based compensation (continued):
Compensation expense recognized for US GAAP purposes reflects estimates of employee award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized a cumulative effect adjustment to reflect the change in accounting policy related to the estimated forfeitures for unvested stock options at July 1, 2006 of $66,869 as a reduction to contributed surplus and loss. In addition, the amount of compensation expense for the year ended June 30, 2007 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.
During fiscal 2007, nine options holders who were classified as non-employees for option valuation and reporting purposes under SFAS No. 123(R) met the criteria for re-classification as employees, and were reclassified on the specific dates the criteria were met between from October 1, 2006 and March 16, 2007.
The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the years ended June 30, 2007 and 2008, the Company applied the following estimated forfeiture percentages for employees and consultants, which management considered to be a reasonable estimate based on actual forfeitures:

	2008	2007

Employees	6%	20%

Consultants	11%	20%
Cash received during the years ended June 30, 2008 and 2007 related to the exercise of stock options was $49,950 and $63,500, respectively.
(c)	Accounting for investments in debt and equity securities:
Statement of Financial Accounting Standards No. 115, Accounting for Investments in Debt and Equity Securities, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian GAAP.
Under US GAAP, investments and unrealized holding gains in shareholders’ equity at June 30, 2004 would each be increased by $1,654,005. During the year ended June 30, 2005, the investment was sold and the realized gain was included in the statement of operations and deficit for Canadian GAAP purposes.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(d)	Comprehensive income:
US GAAP requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.
Under US GAAP, other comprehensive income (loss) for the year ended June 30, 2005, which consists of changes in the unrealized holding losses on investments, would be reclassified to loss on the statement of operations and deficit.
(e)	Additional disclosures required for development stage companies:
US GAAP requires summary disclosure of all shareholders’ equity transactions from inception to the latest reporting period for companies in the development stage. Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed below; However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended June 30, 2003. Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2008 is as follows:
Loss for the period ended:

December 31, 1997	$239,511
December 31, 1998	76,113
December 31, 1999	—
December 31, 2000	—
December 31, 2001	313,560
June 30, 2002	256,878
June 30, 2003	466,862
June 30, 2004	925,913
June 30, 2005	2,177,521
June 30, 2006	2,932,875
June 30, 2007	5,172,010
June 30, 2008	5,887,642

Deficit accumulated during the development stage at June 30, 2008	$18,448,885

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
Share capital and additional paid-in-capital transactions for InNexus and Cusil since inception on June 27, 2003:
(i)	Common shares:
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(i)	Common shares (continued):
In June 2007, as part of an agreement for the sale of future revenue rights (Note 7(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.
In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 14(e)(v)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. During fiscal 2007, 10,432,105 of the 12,078,500 issued prepaid warrants were converted into common shares.
In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant will entitle the holder to purchase one common share for $0.30 for a two-year period from closing. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.
In March 2005, the company completed a private placement of 510,000 common shares at $0.45 for gross proceeds of $229,500. In conjunction with this placement, the company paid finder’s fees of $18,360 and granted for issuance a non-transferable option to acquire 51,000 common shares of the company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.
In November 2004, the Company completed a private placement of 2,090,000 common shares at $0.45 for gross proceeds of $940,500. In conjunction, the Company incurred issuance costs of $9,591 and finder’s fees of $71,460. Also for issuance, the Company granted 193,000 non-transferable warrants, each convertible into one common share for $0.45 for a period of two years from the closing of the offering.
In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 for gross proceeds of $588,000. Each unit consisted of one common share of the Company and one non-transferable warrant exercisable to purchase a common share of the Company for $0.27 per share until expiry on January 14, 2006.
Concurrent with the reverse takeover business combination in June 2003, the Company completed a short-form private offering of 3,795,000 units at $0.25 for gross proceeds of $948,750. Each unit consisted of one common share of the Company and one-half of one non-transferable warrant exercisable to purchase a common share of the company for $0.30 until expiry on June 27, 2004. In conjunction, the Company issued 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees. The agent’s warrants are exercisable to purchase one common share of the company at a price of $0.25 per share until expiry on June 27, 2004.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(i)	Common shares (continued):
During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786.
During fiscal 2002, the Company issued 380,760 common shares in settlement of related party debts of $190,380.
(ii)	Exchangeable preferred shares:
In June 2003, 3,750,000 exchangeable preferred shares were issued by IEC as part of the reverse takeover business combination between IXI and Cusil/InNexus Biotechnology Inc. Concurrently, an additional 167,188 shares were issued to settle related party debt. The exchangeable preferred shares were valued at $109,682 and $83,594, respectively. The shares are held pursuant to an escrow agreement that provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years.
In June 2003, 2,500,000 exchangeable preferred shares were issued by IEC to acquire DXLTM technology rights valued at $25,000 from ImmPheron, a related party. Of the shares, 90% were held pursuant to an escrow agreement that provides for their release at the rate of 15% each six months for three years.
In December 2004 IEC issued 500,000 exchangeable preferred shares to acquire $250,000 of additional technology rights from ImmPheron, which subsequently became a related party.
(iii)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants
Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance.
Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(iii)	Series A convertible preferred shares (continued):
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through June 30, 2007, no redemptions have occurred.
The common shares of the Company issuable upon either conversion of the Series A convertible preferred shares or exercise of the warrants were subject to a hold period expiring through February 5, 2006.
The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At June 30, 2007 and 2006 the allocation of the shares’ value to the debt component was $27 and $1, respectively, as reported in current liabilities,
The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%
Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(iv)	Stock options:
The terms of InNexus’ stock option plan and activity are described in note 8(d).
(v)	Share purchase warrants:
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
On August 25, 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325. Each unit is comprised of one prepaid warrant and one 65% warrant. Each prepaid warrant is convertible into one common share of the Company at no additional cost immediately following the closing of the placement; the 65% warrants must be combined into equivalent 100% warrants to be convertible into one common share at a price of $0.50 for two years. The holders have the option of remitting additional warrants in lieu of the cash exercise price. Issuance costs included $317,469 and 177,788 100% warrants with an exercise price of $0.50 for two years valued at $56,149. All securities were subject to a hold period which expired on December 11, 2006. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The prepaid warrants were valued using the Company’s stock price and the equivalent 100% share warrants and issuance warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	4.17%
Expected life (years)	2
Expected volatility	76%
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(f)	Recent United States accounting standards:
The Company is currently evaluating the impact of the following new standards on its consolidated financial statements:
In May 2008, The FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” to identify literature established by the FASB as the source for accounting principles to be applied by entities which prepare financial statements presented in conformity with United States GAAP. This statement is effective sixty days following approval by the SEC of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” This statement is not expected to have any effect on the Company’s financial reporting.
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” to amend SFAS 141 and provide revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008. SFAS No. 141R is not expected to have any effect on the Company’s financial reporting.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008. The Company is currently evaluating the impact of the following new standards on its consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in generally accepted accounting principles, and expand disclosures about fair value measurements. Having a single definition of fair value, together with a framework for measuring fair value, is designed to result in increased consistency and comparability in fair value measurements. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(g)	Accounting for the issue of Series A Convertible Preferred Shares:
Under Canadian GAAP, the Series A convertible preferred shares have both equity and note payable components. Under US GAAP SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the securities would have met criteria requiring reporting as strictly equity instruments.
Under US GAAP the cash received on the issuance of the preferred shares would be allocated based on relative fair values of the warrants ($1,123,977) and Series A convertible preferred shares ($1,626,023). The fair value of the warrants was estimated using the Black-Scholes model under the same set of assumptions used for Canadian GAAP purposes (note 8(e)); the fair value of the Series A convertible preferred shares was determined using the market price of the Company’s common stock on the date of issuance. The convertible shares contain a beneficial conversion feature which, when valued, is greater than the allocated value of the shares. Accordingly, the intrinsic value of the beneficial conversion feature ($1,626,022) has been separately disclosed from the series A convertible preferred shares and the shares have been given a $1 nominal value. Since the shares have no debt component under US GAAP, dividends would not be included in net loss unless declared by the Board of Directors. No such declaration has occurred.
In accordance with SEC staff Accounting Bulletin Topic 5Q “Increasing Rate Preferred Shares”, the discounts on increasing rate preferred shares should be amortized over the period preceding commencement of the perpetual dividends by charging the imputed interest against the deficit and increasing the carrying amounts of preferred shares by an equal amount. Under US GAAP, the Company would have recorded an additional $172,998 in accumulated deficit and preferred shares — series A at June 30, 2008.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(g)	Accounting for the issue of Series A Convertible Preferred Shares (continued):
Convertible Bridge Loan:
The convertible bridge loan, under US GAAP, was recorded at its face value of $250,000: in addition, it had a beneficial conversion feature whose value was $25,000 using the intrinsic value method.

	Number
	of units	Amount

Additional paid in capital:
Conversion option, Series A convertible preferred shares		$1,626,023
Warrants, Series A convertible preferred shares		1,123,977
Issuance cost		(321,444)

Additional paid in capital — Series A convertible preferred shares and warrants	27,500	2,428,556
Add: beneficial conversion feature	—	25,000

Total additional paid in capital — Series A convertible preferred shares and warrants	27,500	$2,453,556

(h)	Reconciliation of statement of operations and balance sheet:
A reconciliation of the loss for the years ended June 30, 2008, 2007 and 2006 under Canadian GAAP, to the loss for the year in accordance with US GAAP and to net income (loss) for the year using US GAAP, is as follows:

	2008	2007	2006

Loss for the year under Canadian GAAP	$(5,887,642)	$(5,172,010)	$(2,932,875)

Adjustment to reconcile to US GAAP:			—
Technology rights	62,496	62,496	62,496
Capitalized Development Costs	—	—	—
Interest on Bridge Loan	—	—	(13,992)
Interest on Series A Convertible Preferred Shares	244,454	198,758	160,329
Stock-based compensation	—	66,869	—

Net loss for the year under US GAAP	$(5,580,692)	$(4,843,887)	$(2,724,042)

Dividends on preferred shares — series A	(244,454)	(198,758)	(160,329)

Basic and diluted loss per share under US GAAP	$(0.11)	$(0.12)	$(0.12)

Weighted average number of common shares outstanding	55,258,560	43,942,846	25,014,609

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008
14. United States generally accepted accounting principles (continued):
(h)	Reconciliation of statement of operations and balance sheet (continued):
A reconciliation of assets, liabilities and shareholders equity as at June 30, 2008, 2007 and 2006 under Canadian GAAP, liabilities and shareholders equity under US GAAP is as follows:

	2008	2007	2006

Assets under Canadian GAAP	$6,206,501	$7,489,030	$1,365,446
Adjustment to reconcile to US GAAP:
Technology rights	(78,119)	(140,617)	(203,114)
Capitalized Development Costs	—	—	—

Assets under US GAAP	$6,128,382	$7,348,413	$1,162,332

Liabilities under Canadian GAAP	1,539,536	2,408,333	236,323
Adjustments to debt portion — Series A convertible preferred shares	(424)	(27)	(1)

Liabilities under US GAAP	$1,539,112	$2,408,306	$236,322

Shareholders’ equity as at June 30, 2008, 2007 and 2006 under US GAAP would be as follows:

	2008	2007	2006

Shareholders’ equity:
Common stock	$14,458,778	$11,973,466	$4,827,936
Preferred shares — exchangeable	60,286	186,748	468,276
Preferred shares — Series A	1	1	1
Additional paid-in capital	8,530,340	5,414,883	3,236,136
Deficit	(18,460,135)	(12,634,991)	(7,606,339)

Total shareholders’ equity	$4,589,270	$4,940,107	$926,010

There are no impacts of measurement differences to US GAAP on the operating, investing or financing cash flows on the consolidated statement of cash flows for the years ended June 30, 2008, 2007 and 2006.

Management Discussion and Analysis
for the year ended June 30, 2008

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For The Year Ended June 30, 2008
The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended June 30, 2008 which were prepared and audited in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is dated as of October 24, 2008.
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).
As used in this Management’s Discussion and Analysis, the terms “InNexus,” “the Company,” “we,” “us,” or “our” mean InNexus Biotechnology Inc and its consolidated subsidiaries as a whole, unless the context indicates otherwise. Except as otherwise stated, the information contained herein is as of June 30, 2008.
Special Note on Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by FDA or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this document.

1

INNEXUS BIOTECHNOLOGY INC.
Overview and Corporate Development Update
InNexus Biotechnology Inc. is headquartered in Vancouver, British Columbia with principal management and developmental facilities based in Scottsdale, Arizona on the campus of The Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.
InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services. The Company’s business strategy is focused on developing and marketing Dynamic Cross Linking (“DXL™”) technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates. In addition, the Company is developing a diagnostics tool using DXL™ technology. The Company is focused on early stage research and development efforts and entering into development agreements. The Company may be paid front-end payments, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D, and products based on DXL™ technology. InNexus is focused on developing products and moving them through a transaction which will provide additional funds to the Company for the creation of additional products.
The Company has a dual mission of monetizing the Company’s technology through partnerships and advancing DXL™ technology into the clinic.
Monetizing DXL™ Technology
The Company is monetizing its technology by identifying product candidates, providing proof-of-principle research, negotiating licensing and/or co-development agreements which may include advance royalty sales, and entering into multiple, ongoing partnering discussions.
InNexus developed its DXL™ technology and is using it to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that adds secondary properties to monoclonal antibodies (binding is a primary property) and applies to virtually every antibody product currently in development. Adding these secondary properties can increase the potency of antibodies while creating new intellectual property. For example, the Company utilized DXL™ technology with a humanized monoclonal antibody cleared by the FDA for the treatment of non-Hodgkin’s, B-Cell lymphoma (NHL). DXL™ technology greatly enhanced the killing of cancer cells in culture by this antibody, dramatically increasing its potential potency with further in vivo scientific study ongoing.
InNexus’ DXL™ technology has applications for developers of monoclonal antibody products. The technology could potentially enable them to:
•
Increase potency and thus profitability of FDA-approved products as well as extend patent life. There are currently approved and pending antibody products with a large combined market potential; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage;

•
Create new patents on existing antibody diagnostic and therapeutics. Each antibody developed with DXL™ technology may represent a new, patentable invention; this allows InNexus and partners to pursue products and markets in which there are already established competitors;

•
Convert existing, non-product grade antibodies into ones with product potential (this may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates); and

•	Create new uses and large new markets for antibody products which did not previously exist.

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INNEXUS BIOTECHNOLOGY INC.
DXL™ technology gives us a strategic competitive advantage that few other biotech companies have: the ability to use existing FDA approved products with DXL™ technology to make them more effective and extend their patent life, but without changing the fundamental characteristics of how the product seeks its target such as cancer. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts much more quickly than our competitors.
Advancing DXL™ into the Clinic
The Company’s advancement of DXL™ technology toward the clinic is anticipated to involve additional partnerships or agreements. In fiscal 2007, InNexus completed a significant partnership agreement and we continue negotiations with multiple potential partners for other collaborative arrangements.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology. We also believe that by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products. During initial development and/or clinical trials, we can offer for sale or collaborative development our products to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts. In fiscal year 2009, we continue to focus on sustaining that philosophy and launching additional products.
Last year, we announced our strategy for growth which included the following elements:
•	Invest financial, human and lab resources in DXL625 (CD20) and DXL702 (HER2/neu) for near-term growth.
•	In August 2007, we announced that DXL625 indicated it may afford greater potency, binding affinity and related characteristics than the parent compound.
•
In February 2008, we announced preliminary data showing an increase of potency of DXL625, compared with Rituxan®, and that DXL625 may afford greater potency in killing tumor cells and showed increased binding to the target antigen (CD20) on non-hodgkin’s lymphoma (“NHL”) tumor cells. Studies done at InNexus have also discovered that DXL625 has greater killing potency than Rituxan® in cell lines of both moderate and low expressors of CD20, the target used to attack NHL. Additional results demonstrated DXL625 more potently induced apoptosis (cell suicide) in B-cell lymphoma cells and B-cell leukemia (Hairy Cells).

•
In August 2008, InNexus launched a large scale primate study of DXL625. The test is designed to evaluate toxicity and pharmokinetics of our product and to measure B-cell depletion and recovery in cynomolgus monkeys. The study, which continues into fiscal 2009, is part of our drug development plan and will generate data moving us toward human clinical trial testing with DXL625.

•
In September 2008, InNexus saw the completion of proof-of-principle studies for the breast cancer product DXL702(HER2); these xenotransplantation experiments established the superiority of DXL702 over Herceptin to arrest growth of tumor cell implants in immunocompromised mice. The tumor line chosen was one with low expression of the HER2 target antigen and this result provides further evidence that DXL702 can kill tumors that may evade existing treatment because of low expression of the intended target.

3

INNEXUS BIOTECHNOLOGY INC.
•	Launch additional DXL ™ based products
•
In February 2008, we launched of our second product, DXL702 (HER2/neu), which is a drug candidate targeting breast cancer. Royalty Pharma purchased a second royalty interest from us in this product based on InNexus’ DXL antibody enhancement technology for US$2.5 million.

•
In February 2008, we filed certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform. The tools continue development as a quantitative amplification technology aimed at improving and speeding up the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

•
In March 2008, we filed for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desireable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•
In August 2008, InNexus added a new product, DXLr120 (CD20). This is the third product added to the growing InNexus pipeline and was developed using new recombinant methods to produce a DXL CD20 antibody.

•	Capture opportunities with collaborations, licensing and/or joint activities
•
In September 2008, InNexus entered into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments to attack the problem of endometriosis, a painful condition that can lead to other conditions, such as infertility.

R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.
Appointments of Officers and Directors
As of June 30, 2008, the Board of Directors consisted of six members: Jeff Morhet, CEO and Chairman of the Board; Wade Brooksby, CFO; Laurence Luke, Audit Committee Chair; Dr. Leroy Chiao, Compensation Committee Chair; Dr. J. Donald Capra, Chair of the Scientific Advisory Board; and R. Glenn Williamson, Corporate Governance Committee Chair. In addition, officers include Dr. Thomas Kindt, Chief Scientific Officer; and Dr. Jur Strobos, Chief Medical Officer.
In January 2008, Dr. J. Donald Capra was elected to InNexus’ Board of Directors. Dr. Capra, who also serves as chair of InNexus’ Scientific Advisory Board, will continue to serve both roles for InNexus. For nine years (1997-2006) Dr. Capra was the president of Oklahoma Medical Research Foundation (OMRF). Prior to OMRF, he served as professor of microbiology and internal medicine and was the Edwin L. Cox Distinguished Chair in Immunology and genetics at the University of Texas Southwestern Medical Center and Director of Southwestern’s Molecular Immunology center. Dr. Capra is also well known for his studies of antibody genes and how they mutate in autoimmune disorders and was an early leader in the field of monoclonal antibodies. Early in his career he was instrumental in defining the association of immunoglobulin hypervariable regions with the antibody combining site. More recently, Dr. Capra has made contributions to our understanding of human B cell development. Along the way, he has contributed to our understanding of the various mechanisms of antibody diversity.

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INNEXUS BIOTECHNOLOGY INC.
In September 2008, the Company expanded the board to seven members, with the addition of David Warden to the board. Mr. Warden was a founding partner of Yetter, Warden & Coleman, L.L.P. In his 23 years of practice, he has represented both plaintiffs and defendants in cases pertaining to antitrust, securities violations, trade secrets, patents, and other business and technology litigation. Mr. Warden is considered one of Houston’s top Lawyers from H magazine and recognized as one of the Texas “Super Lawyers” in Texas Monthly magazine from 2003-2006. Mr. Warden has published many articles during his career; “Trade Secrets and Patents: Comparison and Contrasts in Royalty Determination,” and “ How to Quantify Trade Secrets Theft,” are among them. He received his B.S. and his M.S. in Engineering from Purdue University and obtained his Juris Doctorate degree in 1981 from the University of Virginia.
The audit and compensation committees of the Board were established in fiscal year 2007. Members of both committees consist of independent directors Laurence Luke, Leroy Chiao and R. Glenn Williamson.
In March 2008, the Board established the nominating and governance committee consisting of directors R. Glenn Williamson (chair), David Warden and Dr. J. Donald Capra.
In August 2007, Dr. Thomas Kindt succeeded Dr. Heinz Kohler as Chief Scientific Officer. Dr. Kindt was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics at the National Institute of Health in Bethesda, Maryland. In addition, Dr. Kindt spent a year as Visiting Scientist at the Analytical Immunochemistry Laboratory at the Institute Pasteur in Paris, France. He has also served with Rockefeller University in New York and the City of Hope National Medical Center in Duarte, California. Dr. Kindt has served on a number of advisory boards and committees including those of the Institute Pasteur in Tunis, Tunisia, Hematech LLC in Massachusetts, the Institute for Medical Sciences at the University of Tokyo, REDI center in Singapore, and the NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research. He has authored and co-authored 225 publications, two books and three patents, and is currently an active biomedical consultant, immunology textbook author and adjunct professor at the University of New Mexico’s Department of Biology.
Establishment of the Scientific Advisory Board
InNexus charges its Scientific Advisory Board with the responsibility to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology.
Dr. Ronald Levy was appointed to InNexus’ Scientific Advisory Board on February 11, 2008. Dr. Levy is the author of more than 250 articles that have appeared in various publications and peer-reviewed journals. Dr. Levy received his medical training from Stanford University in 1968 and currently serves as the Stanford University School of Medicine Chief of the Division on Oncology, a position he has held since 1993. Dr. Levy has been the recipient of the Damesheck Prize from the American Society of Hematology, the Jeffrey A. Gottlieb Memorial Award from the M.D. Anderson Cancer Center, the Evelyn Hoffman Memorial Award from the Lymphoma Research Foundation of America, and the Key to the cure Award from the Cure for Lymphoma Foundation.
Dr. Levy joins Dr. Judith James, Dr. Maruizio Zanetti, Dr. J. Donald Capra, Dr. Carlos Arteaga, Dr. John Minna, Dr. Ellen Vitetta and Dr. Martin Weigert on the Scientific Advisory Board.

5

INNEXUS BIOTECHNOLOGY INC.
Private Placements of Common Shares
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expired on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance.
In February 2008, the Company approved a private placement with the Company’s Chief Executive Officer consisting of 1,136,363 units with total gross proceeds of CD$250,000, which was subject to regulatory approval. Each unit consists of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.22 for two years from the date of issuance. The Company incurred issuance costs of $2,750 on the placement.
Results of Operations
During the year ended June 30, 2008, the Company incurred a loss of $5,887,642 or $0.11 per share as compared to a loss of $5,172,010 or $0.13 per share for the year ended June 30, 2007. The increased loss results from a 77% increase in gross development activity as we expanded our product line from one to five products over the past year. The Company also received increased expense reimbursements for development costs under its development contracts. In addition, administrative costs increased 26% to accommodate the additional growth in development. Both of these increased costs are related to the growth of the company and reflective of the anticipated growth of InNexus during the next years.
The details of selected, significant differences between the year ended June 30, 2008 and the year ended June 30, 2007 are as follows:
Research and Development: During the year, gross Research and Development expenses increased by $1,684,718, an increase of 79% (2008 — $3,813,259; 2007 — $2,128,541). Related party research and development expenses were $0 for June 30, 2008 ($766,912 for June 30, 2007). The increase in gross expenses is directly related to the expansion of our product development activities from one product in 2007, DXL625, to five products at June 30, 2008, adding DXL702, DXLr120, DXLmouse and DXLdiagnostics. Concurrently, scientific personnel increased from six to seventeen during the year ended June 30, 2008. The majority of the expenses were related to increased activity in the development of DXL625 and DXL702.
In addition to the Research and Development expenses, we also recognized reimbursed deferred development costs of $1,310,905 during fiscal 2008 (2007 — nil) for our DXL625 product. All capitalized costs related to DXL625 were reimbursed under our development agreement with Royalty Pharma and recorded as reimbursements on our income statement.

6

INNEXUS BIOTECHNOLOGY INC.
With respect to the Research and Development expenses, the following significant increases during the year are directly related to the Company’s planned increase in R&D and account for $1,636,387 (97%) of the change in this category compared with the prior year:
•
Total compensation including related party increased $640,290, or 365% (2008 - $815,957; 2007 — $175,667). Simultaneously, the use of development consultants including related party decreased by $709,882 (2008 — $476,127; 2007 — $1,186,009). The combined movement in compensation and consulting costs results in an overall decreased expense of $69,592 or 5%, which reflects an intentional replacement of scientific consultants with InNexus employees for in-house development work. Overall during the year, scientific headcount increased from 6 persons to 17 while the related recognized compensation and consulting expense decreased 5%. The corresponding increase in benefits and payroll taxes from $27,287 in 2007 to $200,083 in 2008 (a $172,796, or 633% increase) corresponds with the increase in employee compensation costs due to higher headcount and the shift from consultants.

•
The value of stock based compensation recognized for development personnel and consultants increased by $143,248 in fiscal 2008 (2008 — $395,226; 2007 — $251,978), primarily related to the increased headcount.

•
Fees related to the Scientific Advisory Board of $113,660 were first recognized in fiscal 2008 as the Board was implemented toward the end of the prior year and began directly overseeing the increased development activity of the Company.

•
Research supplies increased by $206,504, or 175%, during the year (2008 — $324,624; 2007 — $118,120). The increase reflects the implementation and stocking of a quality assurance laboratory during the year, and the expansion of products under development from one to five.

•
Travel expenses related to research and development increased $278,755 during the year (2008 — $329,969; 2007 — $51,214), resulting from increased use of InNexus employees for development activities and their related travel costs for training, presentation of results at scientific conferences, and oversight of animal testing by independent third parties.

•	Marketing expenses of $57,540 were first recognized for research and development in the year ended June 30, 2008 and were incurred primarily for investor relations.
•
Net rent expense for development activities after sub-lease proceeds increased from $147,355 in 2007 to $362,049 in 2008 as the Company began use of its full laboratory space as it expanded its developing product line and recognized increased common costs under the Company’s lease agreement.

•	Amortization expense increased by $257,807 from $87,036 in 2007 to $344,843 in 2008 resulting from new laboratory equipment purchases for the expanded use of laboratory space in Arizona.
•
Office and general expense for development activities increased during fiscal 2008 by $104,415 (2008 — $117,014; 2007 — $12,599) related to the increase in personnel and expanded laboratory activities.

•
Legal and accounting expense for research and development activities increased from nil in 2007 to $156,560 in 2008 resulting from the expansion and renewal of patent protections for the Company’s intellectual property.

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INNEXUS BIOTECHNOLOGY INC.
General and Administrative: During the year, General and Administrative expenses increased by $951,900, an increase of 27% (2008 — $4,609,969; 2007 — $3,658,069). Related party general and administrative expenses in fiscal 2008 included $98,685 of stock based compensation and consulting fees for directors of the Company who are not also officers. Generally, the increase in gross general and administrative expenses in fiscal 2008 correlates with an expansion of regulatory and administrative personnel who process the Company’s increased development and financial activities which are affected by both Canadian and United States regulatory agencies.
With respect to general and administrative expenses, the following significant increases during the year account for $914,061 (96%) of the $951,900 change in this category compared with the prior year:
•
Compensation increased by $755,156 (2008 — $863,122; 2007 — $107,966) during fiscal 2008. Increases resulted primarily from the addition of regulatory management personnel to oversee increasing regulatory compliance requirements. InNexus’ rapid approach toward FDA applications for its expanding developing product line has created its need for regulatory compliance personnel, as have new financial compliance requirements for internal controls over financial reporting, the change in accounting to International Financial Reporting Standards and continued compliance with securities regulations in both Canada and the United States. In addition, the Company increased administrative support personnel to oversee increased operations and also increased its use of short-term interns and hosted a summer intern program for university biotechnology students. Conversely, related benefits and payroll taxes decreased by $85,509 (2008 — $190,928; 2007 — $276,437) as the Company realized better benefit costs due to increased eligible personnel.

•
Conference fees and employee training increased to $142,563 in the current year from nil in the prior as the Company consistently presented research data and financial results to the scientific and investing communities as results on our expanded product line were produced.

•	The value of stock based compensation increased by $68,357 in fiscal 2008 (2008 - $522,297 2007 — $453,940), primarily related to increased headcount.
•
Net rent expense allocated to non-laboratory space decreased by $209,749 (2008 - $256,982; 2007 — $466,731) as the Company allocated rent costs to research and development projects with the construction and full utilization of labs at the Scottsdale facility.

•	Director fees increased to $255,030 in 2008 from $70,257 in 2007, as the Company incurred costs for more frequent meetings and related travel.
•	Marketing and promotion increased by $72,445 (2008 — $152,061; 2007 — $79,616) resulting from increased activity in investor relations and public announcements.
•
Legal and accounting increased by $129,862 (2008 — $846,707; 2007 — $716,845). Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance activity, a larger product line, and increased patent activity.

•
Foreign currency translation expenses increased by $62,981 (2008 — $175,969; 2007 - $112,988) as the Canadian dollar gained strength over the year against the United States dollar, where the Company has significant transactions. The Company also increased transactions in its US currency, contributing to the increase in foreign currency translation expense.

8

INNEXUS BIOTECHNOLOGY INC.
•
Communications costs decreased by $69,629 during fiscal 2008 (2008 — $29,613; 2007 - $99,242), resulting from an allocation of communications costs to the new development facilities built in the prior year.

•
Office and general expenses decreased by $54,471 (2008 — $158,931; 2007 — $213,402) as these expenses were used to a greater extent by increased research and development activities in the current year.

•
Travel expenses related to corporate governance and investor relations during fiscal 2008 decreased by $82,718 (2008 — $177,359; 2007 — $260,077) as a greater proportion of travel was for scientific conferences and presentation of research results.

Other items: In addition to the explanation of the two expenditure types above, the following items merit further discussion:
Total funded research and development expenditures under the Royalty Pharma contract amounted to $2,709,988 for the year ended June 30, 2008 (2007 — $638,727). InNexus entered into the contract in June 2007. As eligible development expenditures were expended by InNexus under the contract, they were applied against the commitment for drug development liability and recognized as reimbursements received for development commitment in the operations. These expenditures consisted of $1,935,709 (2007 — $180,174) of operating costs and $774,279 (2007 — $458,553) of capital equipment acquisitions related to research and development under the Royalty Pharma contract.
During the year ended June 30, 2008, the Company received interest income of $77,248 (June 30, 2007 — $159,431). Prior year saw larger average cash balances due to two equity placements and greater amounts of stock option and warrant exercises.
Selected Annual Information

	Year ended	Year ended	Year ended
Expressed in Canadian $	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	1,010	15,274	Nil
Net loss	5,887,642	5,172,010	2,932,875
Per share — basic and diluted	(0.11)	(0.13)	(0.12)
Total assets	6,206,501	7,489,030	1,365,446
Long-term liabilities	Nil	1,492,142	Nil
Dividend accrued on Preferred Shares — Series A	603,541	359,087	160,329
Summary of quarterly Results

Expressed in Canadian $	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Revenue	Nil	Nil	1,010	Nil	15,274	Nil	Nil	Nil
Net Income
(Loss) (1)	(1,791,933)	(1,133,162)	(2,047,476)	(915,071)	(2,215,445)	(1,326,307)	(716,949)	(913,309)
(Per Share) (2)	(0.03)	(0.03)	(0.05)	(0.02)	(0.06)	(0.03)	(0.03)	(0.03)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.

(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

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INNEXUS BIOTECHNOLOGY INC.
Trend analysis:
Throughout the year ended June 30, 2008, the Company continued to perform in accordance with the business strategy it built in the prior year, whereby additional pre-clinical drug candidates were selected and entered into development using the application of our DXL™ technology. Specifically, drug candidates DXL702, and DXLr120 were added to our existing product, DXL625. In addition, the Company introduced its anticipated DXLdiagnostics™ tool and our patented DXLmouse™.
As expected, InNexus experienced a consistent increase in research and development costs related to its expanded and continuing development efforts.
Accordingly, the Company continued an operating financial trend established in the prior year as research and development costs increased consistently from prior year, resulting from the drive of development activity for the DXL™ products. The increase in development costs did not result in a proportionate increase in net loss for 2008 since the development costs up to the amount of the contract were reimbursable under the Company’s contract with Royalty Pharma. As a result of the reimbursements, net loss was reduced during 2008 by $2,709,988. The Company is not expecting further development cost reimbursements under the contract and is expecting that net loss will increase in future periods as a result.
Cash flows from operations were similar to fiscal 2007 as net development expenses after the Royalty Pharma contract reimbursements were comparable. Cash investments in property and equipment occurred at a decreasing rate of growth as InNexus completed its new laboratory facilities located on the campus of the Scottsdale Mayo Clinic.
In addition to contractual cost reimbursements for development activities under the Royalty Pharma contract, the Company relied on its traditional trend of equity financing while also using its cash balances for operations. The Royalty Pharma contract calls for potential additional cash proceeds for meeting specified milestone, and the Company may meet these milestones in future periods resulting in cash infusions for additional development efforts.
Liquidity and Capital Resources
At June 30, 2008, the Company had working capital of $2,205,740 compared to $4,669,342 at June 30, 2007, which included $2,546,502 cash restricted for drug development in the prior year.
Unrestricted cash balances increased to $3,583,007 at June 30, 2008 from $2,860,551 in 2007. The increase resulted from two equity placements during the year which brought in gross proceeds of $5,180,000. These proceeds and the cash balance from prior year provided most of the cash source to cover our operating activities (cash uses of $8,445,105 in fiscal 2008) with the remaining operating costs provided by the release or restricted cash for development activities, which also covered our investment of $1,174,126 in laboratory property and equipment.
In the fourth quarter of fiscal 2007, the Company entered into a sales agreement whereby significant operating revenues could occur. There is a potential US$30,000,000 which would be received upon InNexus’ meeting specified milestones in the contracts; as of September 30, 2008, certain of these milestones have been met, however, there is no guarantee that the Company will be able to meet the conditions of the contract which will result in additional sales proceeds. Nor is there any assurance that additional sales contracts will follow.

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INNEXUS BIOTECHNOLOGY INC.
The Company has traditionally relied and still relies on obtaining capital through the sale of its securities and expects to do so until it is able to secure adequate revenue from licensing and/or sales of its technologies, or other operating activities. The sale of securities is highly dependent upon numerous conditions, such as the state of the capital markets, success in contractual negotiations with third parties, success of products using the Company’s technology and other factors, many of which are largely out of the Company’s control. The Company has, in the past, been successful in securing sufficient funds through the sale of its securities to meet its operating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favorable to the Company.
Commitments
1. In June 2007, the Company completed a sale of advance revenue rights for an undeveloped product. Concurrently, a sale of common shares occurred with the same party to the sale. Total proceeds of $3,196,815 recognized for the sale and placement was used by the company on the development of the specified product.
2. In March 2008 at the Company’s annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of June 30 and October 24, 2008, no additional proceeds had been received and no additional compensation was owed.
3. On September 27, 2006, the Company signed a non-cancelable operating lease agreement for its laboratory and office space located on the campus of the Mayo Clinic in Scottsdale, Arizona. The agreement calls for payments of US$55,902 per month through September 2016.
Anticipated minimum annual rental payment under the agreement (US$):

2009	$670,824
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,534,298

Related party transactions:
During year ended June 30, 2008, the Company incurred a total of $91,180 (year ended June 30, 2007 - $1,089,422) for management and administrative services and research fees from related parties who are related to officers or directors of the Company.

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INNEXUS BIOTECHNOLOGY INC.
Changes in Accounting Policies
During the year ended June 30, 2008, the Company changed its functional currency to the United States dollar from the Canadian dollar; there were no other changes in the Company’s accounting policies.
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.
CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008.
CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, replace Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements. These standards are effective for the Company for interim and annual financial statements beginning July 1, 2008.
CICA Handbook Section 1400, General Standards of Financial Statement Presentation was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning July 1, 2008.
CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.

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INNEXUS BIOTECHNOLOGY INC.
Equity Securities Issued and Outstanding
The Company had 69,621,116 common shares authorized, issued and outstanding as of June 30 and October 24, 2008. As at June 30 and October 24, 2008, 1,473,160 outstanding common shares remained in escrow.
As of June 30 and October 24, 2008, the Company had authorized, issued and outstanding 5,646,395 prepaid stock purchase warrants which are convertible at the option of the holders into an equal number of the Company’s common shares without any payment of additional cash. The company considers the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.
At June 30 and October 24, 2008 the Company had 2,258,594 outstanding exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional cash consideration. As at June 30, and October 24, 2008, 1,175,156 of the issued exchangeable preferred shares remained in escrow.
In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, there were 22,565 convertible preferred shares issued and outstanding as at June 30 and October 24, 2008. Each convertible preferred share is convertible into 400 common shares of the Company; at June 30 and October 24, 2008, 9,026,000 common shares of the Company have been allotted for future conversion.
As at June 30, 2008, 7,573,509 stock options with exercise prices ranging from $0.15 to $0.92 as well as 35,932,978 share purchase warrants (100% equivalent units) with exercise prices ranging from $0.22 to $1.34 were outstanding. As at October 24, 2008, 8,289,509 options and the same number (35,932,978) of share purchase warrants were outstanding with no exercises subsequent to June 30, 2008. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.

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INNEXUS BIOTECHNOLOGY INC.
Current Outlook and Business Risk Factors
Within the last 12 months, we have transformed nearly every aspect of our company and how we do business. The decision to focus on product development gave us great clarity to our mission. We built a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and added to our Board of Directors a group of highly qualified independent individuals. We built state-of-the-art R&D laboratories located on the campus of the Mayo Clinic and staffed them with a team of qualified professionals focused on the development of DXL™ products. We secured an excellent long-term partner in Royalty Pharma and also obtained significant funding through equity placements and payments under the Royalty Pharma transaction. And, perhaps most significantly, we formally announced our first-ever product — DXL625 (CD20) for non-Hodgkin’s lymphoma (NHL), as well as DXL702, DXLr120 (CD20), DXLmouse and DXLdiagnostics.
As a result, we begin fiscal year 2008 as a fundamentally changed company — one that has now largely made the shift from a more passive technology licensing company to a dynamic — and fully operational — drug development company. In the coming year, as we continue to progress our company, we believe we are well positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.
Technology platform companies face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those the Company’s management believes are most important in the context of the Company’s business.
We are establishing a biotechnology development business and there are no developed or approved products incorporating our DXL™ technologies. We currently rely solely on our DXL™ technology, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earning will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. Traditionally, we have been dependent on our collaborators’ efforts to perform research and development activities. During the past year, we built and staffed our new laboratory facilities in order to retain our development efforts within the Company. If we are unable to develop monoclonal antibody based products utilizing our DXL technology platform, we will not be able to achieve profitable operations. As a result, we need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel the Company to cease operations.
We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of our DXL products. Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any potential products will require regulatory approval, which can be a long process, which could delay approval and our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.

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INNEXUS BIOTECHNOLOGY INC.
From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks. Though all litigation contains inherent uncertainty, the Company does not currently believe that the resolution of any legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows in the future.
Our proprietary technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties who may infringe on our technology. In addition, claims of infringement on proprietary rights of third parties may prevent us from marketing our technology or using it to develop products, or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.
We could be exposed to significant liability claims if we are unable to continue to obtain insurance at acceptable costs and adequate levels, or otherwise protect ourselves against claims. Also, our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.
The market price of the Company’s common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. Exchange rate volatility can have a significant effect on the market prices of securities issued by companies for reasons unrelated to their operating performance. No dividends have been paid to date on the Company’s common shares. The Company anticipates that for the foreseeable future the Company’s earnings, if any, will be retained for use in its business and that no cash dividends will be paid on the common shares.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
The Company is not required to file an Annual Information Form under current security legislation and thus has not filed one.
Disclaimer
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents file on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

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INNEXUS BIOTECHNOLOGY INC.
Forward-Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.
Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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Certification of Annual Filings
Venture Issuer Basic Certificate
I, Jeff Morhet, Chief Executive Officer of INNEXUS BIOTECHNOLOGY INC., certify the following:
1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of InNexus Biotechnology Inc. (the issuer) for the financial year ended June 30, 2008.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 27, 2008

“Jeff Morhet”
Jeff Morhet, CEO

Certification of Annual Filings
Venture Issuer Basic Certificate
I, Wade Brooksby, Chief Financial Officer of INNEXUS BIOTECHNOLOGY INC., certify the following:
1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of InNexus Biotechnology Inc. (the issuer) for the financial year ended June 30, 2008.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 27, 2008

“Wade Brooksby”
Wade Brooksby, CFO